

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 18, 2014

<u>Via E-mail</u>
Gary Vecchiarelli
Chief Financial Officer
Galaxy Gaming, Inc.
6767 Spencer Street
Las Vegas, Nevada 89119

  Re: Galaxy Gaming, Inc.
    Item 4.01 Form 8-K
    Filed August 5, 2014
    File No. 000-30653

Dear Mr. Vecchiarelli:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K disclosure concerning disagreements to cover the interim period from the date of the last audited financial statements <u>through the date of the change in auditor</u>. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

2. Please revise to state whether, during your two most recent fiscal years and any subsequent interim period (i.e. through the date of change in auditor) before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Your disclosure concerning reportable events should be similarly revised.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant